Mail Stop 3720

March 27, 2007

Via U.S. Mail

Mahesh Jayanarayan
Chief Executive Officer
New Medium Enterprises, Inc.
195 The Vale
London W3 7QS
United Kingdom

> **Re**: **New Medium Enterprises, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2006**
> **Filed October 13, 2006**
> **Form 10-QSB for the Quarterly Period Ended December 31, 2006**
> **Filed February 14, 2007**
> **File No. 000-32779**

Dear Mr. Jayanarayan:

We have reviewed your supplemental response letter dated December 22, 2006 and the letter from your auditors on February 15, 2007 as well as your filing, and have the following comments. As noted in our comment letter dated July 5, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1. We note the information contained in your letter dated December 22, 2006 and the letter received from your auditor by us on February 15, 2007. However, we continue to question your accounting for the acquired intellectual property. We do not believe that the nature of the intangible assets acquired from MultiDisc and TriGM is consistent with the unpatented technology contemplated by paragraphs A14e.(3) and A25 of SFAS 141. Based on your disclosures in MD&A (beginning page 21 of FY 2006 Form 10-KSB) and elsewhere in the filing, it appears that you have acquired in-complete research and development ("R&D") projects from these entities. You indicated in your disclosures that you had been working on product prototypes and other development activities after January 2004. Pursuant to paragraph 11c of SFAS 2, if the R&D projects have no alternative uses, the related costs should be expensed at the date of the consummation of

the acquisition. We refer you to paragraphs 9 and 11c of SFAS 2 and Fin 4 for guidance. Please revise accordingly.

2.   We note your response to comment 4, and await your revision of the Form 10-QSB for the quarterly period ended March 31, 2006 upon resolution of our accounting comments.

General

3.   Refer to prior comment 5 regarding the acknowledgement request on your responsibilities and various aspects of our review process affecting the Company. We have not yet received your acknowledgement in writing. As we previously requested, please provide, in writing, as soon as possible, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

*   *   *   *

Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please submit your response over EDGAR. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director